Note 1 - Organization

Institutional Bond Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in March, 2011, under the laws of the State of California. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on January 8, 2016.

Institutional Bond Network, LLC is a limited liability company, and as such, the members' liability is limited to their investment. The Company is a securities broker-dealer servicing institutional customers, primarily other broker-dealers.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Securities Held for Sale

At June 30, 2017, these securities were classified as "trading" and reported at fair value, with the unrealized gains and losses included in trading gains – net on the statement of operations. Costs are determined on a specific identification basis for determining realized gains and losses. At June 30, 2017, these securities had a fair value of $3,374,755, a cost of $3,391,388, and an unrealized loss of $16,633.

Revenue Recognition

Securities transactions and the related revenue and expense are recorded on the trade date.

Income Taxes

The Company is a limited liability company and has elected to be treated as a partnership, as defined in the Internal Revenue Code. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by federal, state or local tax authorities for periods before 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with three months or less to maturity at the date of purchase to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is recognized. Depreciation is computed on accelerated and straight-line methods and depreciable lives are generally 3-5 years.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within *Level 1*) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

A qualifying asset or liability level within the framework is based upon the lowest level of any input that is significant to the fair value measurement.

Fair Value Measurement (continued)

Assets at Fair Value as of June 30, 2017

	Level 1	Level 2	Level 3	Total
Municipal Securities		$3,374,755		$3,374,755
Total assets at fair value		$3,374,755		$3,374,755

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, as the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2017, the Company had net capital of $547,798, which exceeded its requirement by $447,798.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At June 30, 2017, this ratio was .11 to 1.

Note 5 - Clearing Broker and Off Balance Sheet Risk

The Company uses Wedbush Securities, Inc. (Wedbush) to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. The clearing agreement requires a minimum charge of $10,000 per month. In connection with its clearing agreement, the Company must maintain a minimum deposit with Wedbush Securities, Inc. of $250,000.

Further pursuant to its clearing agreement, customers' money balances and security positions are carried on Wedbush's books. Under certain conditions, the Company has agreed to indemnify Wedbush for any related losses, if any, that Wedbush may sustain. Both the Company and Wedbush monitor collateral on securities transactions to minimize exposure to loss.

Additionally, there is a financing agreement between the Company and Wedbush, whereby Wedbush provides financing to the Company for the purchase of securities up to a maximum of 8 times the deposit amount held at Wedbush at a rate of federal funds plus 250 basis points. At June 30, 2017, the deposit with Wedbush was $512,597 and the amount financed was $3,391,388. The Company was in compliance with this agreement throughout the year ended June 30, 2017.

Note 6 - Commitments and Contingencies

On May 5, 2017, the Company renewed its lease for office space at $2,663 per month for the period July 1, 2017 thru June 30, 2018.

Rent expense for the year ended June 30, 2017 was $34,264.

Year Ending June 30:

2018	$31,959
Total Minimum Lease Payments	$31,959